Stellar Biotechnologies Announces Resignation of Board Member

Port Hueneme, CA (June 21, 2013) Stellar Biotechnologies, Inc. (“Stellar” or the “Company”) (OTCQB: SBOTF) (TSX-V: KLH) announced that Darrell  Brookstein has resigned from his role as Executive VP, Corporate Development and Finance, and from his positions on the Company’s Board of Directors, effective June 21, 2013.

Mr. Brookstein has served on the Board since April 2010.  He is resigning to devote more time to personal and outside business commitments.

“Stellar is a great company with very attractive growth potential,” said Mr. Brookstein.  “I believe the path laid out for the Company’s future is well thought out and contains the seeds for greater success.  I am very confident in the Company’s prospects and I remain supportive of its progress, and the Board’s good efforts, in any way possible.”

Frank Oakes, Stellar Chairman said:  “On behalf of the Board, we want to thank Darrell for his contributions as Executive VP and a Director of the Company.  Darrell was instrumental in the Company’s early structuring and its transformation into a publicly-held corporation.  We appreciate his thoughtful input to Stellar’s business strategy and his passion for our technology.  We wish Darrell well in his future activities.”

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX-V: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets.  Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/.

Visit www.StellarBiotech.com and www.KLHsite.com.

Contact
Frank Oakes, Chairman
Phone: +1 (805) 488-2800

Email: InvestorRelations@stellarbiotech.com

Investor Relations
MZ Group
Mark A. McPartland
Senior Vice President
Phone: +1 (212) 301-7130
Email: markmcp@mzgroup.us
Web: www.mzgroup.us

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.